Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 8, 2008

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.                                     A news release dated January 31, 2008 entitled ‘Vodafone UK Unveils Enhanced Mobile Broadband Service’

2.                                     Stock Exchange Announcement dated January 3, 2008 entitled ‘Transaction in Own Securities’

3.                                     Stock Exchange Announcement dated January 7, 2008 entitled ‘Transaction in Own Securities’

4.                                     Stock Exchange Announcement dated January 8, 2008 entitled ‘Transaction in Own Securities’

5.                                     Stock Exchange Announcement dated January 9, 2008 entitled ‘Transaction in Own Securities’

6.                                     Stock Exchange Announcement dated January 10, 2008 entitled ‘Transaction in Own Securities’

7.                                     Stock Exchange Announcement dated January 11, 2008 entitled ‘Transaction in Own Securities’

8.                                     Stock Exchange Announcement dated January 14, 2008 entitled ‘Transaction in Own Securities’

9.                                     Stock Exchange Announcement dated January 15, 2008 entitled ‘Transaction in Own Securities’

10.                              Stock Exchange Announcement dated January 16, 2008 entitled ‘Transaction in Own Securities’

11.                              Stock Exchange Announcement dated January 16, 2008 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.                              Stock Exchange Announcement dated January 17, 2008 entitled ‘Transaction in Own Securities’

13.                              Stock Exchange Announcement dated January 18, 2008 entitled ‘Transaction in Own Securities’

14.                              Stock Exchange Announcement dated January 21, 2008 entitled ‘Transaction in Own Securities’

15.                              Stock Exchange Announcement dated January 22, 2008 entitled ‘Transaction in Own Securities’

16.                              Stock Exchange Announcement dated January 23, 2008 entitled ‘Transaction in Own Securities’

17.                              Stock Exchange Announcement dated January 24, 2008 entitled ‘Transaction in Own Securities’

18.                              Stock Exchange Announcement dated January 28, 2008 entitled ‘Transaction in Own Securities’

19.                              Stock Exchange Announcement dated January 30, 2008 entitled ‘Transaction in Own Securities’

20.                              Stock Exchange Announcement dated January 31, 2008 entitled ‘Vodafone Group Plc Voting rights and Capital’

31 January 2008

VODAFONE UK UNVEILS ENHANCED MOBILE BROADBAND SERVICE

•                  Data roaming at the equivalent of 20p per Mb abroad

•                  £15 monthly promotional access for Mobile Broadband customers for life

•                  Access to a high-quality, fast data network on award-winning modems

From February 4, 2008 Vodafone UK is broadening the appeal of high-quality Mobile Broadband, by introducing an enhanced Mobile Broadband service for both consumer and business customers. This service will provide better value, greater certainty on pricing, including out-of-bundle charges and data roaming, confidence of use  and access to a super fast data network with award-winning, easy to install exclusive modems.

In broadening the appeal of its high-quality Mobile Broadband Vodafone UK will reduce the cost for consumers by 50% during a promotional period, while providing business customers more value for money. All will be available on Vodafone’s superfast Mobile Broadband network with 80% population coverage.

New Consumer Price Plans

For customers who use mobile internet on a laptop or a PC every day, Vodafone is launching the Mobile Broadband 3 GB price plan for £15 per month (incl. VAT). This halves the price of the existing 3 GB offering while providing unrivalled top download speeds of up to 7.2 Mb per second.

Assurance abroad

Customers wishing to take their laptops abroad can roam for just £9.99 per 24 hour session  with Vodafone Connect Abroad in selected countries.*

No commitment

For occasional internet users Vodafone UK will introduce a 30 day no commitment plan, Mobile Broadband 30 Day, for just £20.

“Since we launched our high-quality Mobile Broadband in the UK in July we’ve been leading the way in download speeds and now we’re determined to broaden its appeal even further. As well as the promotional offer, from next week Vodafone UK customers will be able to browse the internet with great confidence, whether at home or overseas, benefiting from clear and predictable pricing,” says Nick Read, CEO, Vodafone UK.  “Clearly the market potential for consumer Mobile Broadband is great and we are excited to be introducing the new plans that will meet the demands of all our customers.”

Greater predictability

With the launch of the new Mobile Broadband pricing Vodafone has introduced a more predictable flat rate charge of £15 per 1 GB for out-of-bundle data downloads. This offers greater certainty, billing clarity for customers as well as greater value for money.

For more information on Mobile Broadband, customers should visit www.vodafone.co.uk/broadband

Mobile Broadband Business

It is also good news for Vodafone’s business customers as the monthly fair usage on its newly named Mobile Broadband Business and Mobile Broadband Business Travel plans goes from 3GB to 5GB per month.  Vodafone’s exclusive USB Modems, the Stick and the Pebble will be free on 18 month and 24 month contracts.  Those customers connecting to the 24 month price plan will enjoy six months free line rental (worth £150) and 18 month customers, can save £75 with three months free.

	Monthly Cost	Fair Usage	Roaming	Top Speeds

Mobile Broadband Business	£25	5GB	£8.50 per 24 hours	7.2 Mbps

All devices are compatible with Vodafone’s fastest speeds of 7.2Mbps, found in London and major airports, supporting download speeds of up to 7.2Mbps (for receiving files) and 1.44Mbps uplink (for sending files). Elsewhere Vodafone still provides up to 3.6Mbps downlink with over 80% population coverage.  Business customers can buy online, in store or by talking to a Vodafone business advisor or account manager.  For more information they should visit www.vodafone.co.uk/thestick

- ends -

Notes to Editors

*Roaming with Mobile Broadband customers can connect in almost all of Europe west of Russia, plus USA, Japan, Australia and New Zealand from £9.99 for 24 hours. Fair Usage Policy applies

Vodafone Connect Abroad Countries
Albania	Greece	Netherlands
Australia	Guernsey	New Zealand
Austria	Hungary	Norway
Belarus	Iceland	Poland
Belgium	Ireland	Portugal
Bosnia	Isle of Man	Romania
Bulgaria	Italy	Serbia & Montenegro
Croatia	Japan	Slovakia
Cyprus	Jersey	Slovenia
Czech Republic	Latvia	Spain
Denmark	Liechtenstein	Sweden
Estonia	Lithuania	Switzerland
Finland	Luxembourg	Turkey
France	Macedonia	Ukraine
Germany	Malta	United States
Gibraltar	Moldova

A charge of £4.99 per MB will apply in other countries.

Contact:

Vodafone Group Media Relations

Telephone: +44 (0) 8454 444466

Press.office@vodafone.com

Vodafone Limited

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN

Registered in England No: 1471587

Contact number: 08454 444466

E-mail: press.office@vodafone.com

About Vodafone UK

Vodafone UK has 17.93 million customers and is part of the world’s leading international mobile telecommunications Group, offering a wide range of voice and data communications. The company is committed to providing mobile solutions that allow both consumer and business customers to make the most of now. In addition, Vodafone connects customers across the globe with roaming agreements worldwide. It provides 3G roaming in 29 countries and offers great roaming value with Vodafone Passport. For more information, please visit www.vodafone.co.uk.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 January 2008

Number of ordinary shares transferred:	148,608

Highest transfer price per share:	189.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,133,230,647 of its ordinary shares in treasury and has 53,115,910,278 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 January 2008

Number of ordinary shares transferred:	597,768

Highest transfer price per share:	187.8p

Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,132,632,879 of its ordinary shares in treasury and has 53,118,047,670 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 January 2008

Number of ordinary shares transferred:	256,061

Highest transfer price per share:	186.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,132,376,818 of its ordinary shares in treasury and has 53,118,488,419 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 January 2008

Number of ordinary shares transferred:	238,476

Highest transfer price per share:	186.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,132,138,342 of its ordinary shares in treasury and has 53,118,984,253 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 January 2008

Number of ordinary shares transferred:	208,281

Highest transfer price per share:	185.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,131,930,061 of its ordinary shares in treasury and has 53,119,247,155 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 January 2008

Number of ordinary shares transferred:	1,133,536

Highest transfer price per share:	191.6p

Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,130,796,525 of its ordinary shares in treasury and has 53,121,441,716 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 January 2008

Number of ordinary shares transferred:	331,243

Highest transfer price per share:	191.6p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,130,465,282 of its ordinary shares in treasury and has 53,121,772,959 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 January 2008

Number of ordinary shares transferred:	225,104

Highest transfer price per share:	188.7p

Lowest transfer price per share:	188.1p

Following the above transfer, Vodafone holds 5,130,240,178 of its ordinary shares in treasury and has 53,122,057,374 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 January 2008

Number of ordinary shares transferred:	114,121

Highest transfer price per share:	188.7p

Lowest transfer price per share:	186.3p

Following the above transfer, Vodafone holds 5,130,126,057 of its ordinary shares in treasury and has 53,122,201,357 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 January 2008 by HBOS Employee Equity Solutions that on 11 January 2008 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 187p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	132
Paul Michael Donovan	132
Terry Dean Kramer	134
Stephen Roy Scott	132

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 January 2008

Number of ordinary shares transferred:	90,110

Highest transfer price per share:	186.3p

Lowest transfer price per share:	157.5p

Following the above transfer, Vodafone holds 5,130,035,947 of its ordinary shares in treasury and has 53,122,522,506 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 January 2008

Number of ordinary shares transferred:	262,447

Highest transfer price per share:	187p

Lowest transfer price per share:	183p

Following the above transfer, Vodafone holds 5,129,773,500 of its ordinary shares in treasury and has 53,122,784,953 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 January 2008

Number of ordinary shares transferred:	86,276

Highest transfer price per share:	181.6p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,129,687,224 of its ordinary shares in treasury and has 53,122,871,229 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 January 2008

Number of ordinary shares transferred:	29,352

Highest transfer price per share:	181.6p

Lowest transfer price per share:	180p

Following the above transfer, Vodafone holds 5,129,657,872 of its ordinary shares in treasury and has 53,123,018,219 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 January 2008

Number of ordinary shares transferred:	99,912

Highest transfer price per share:	180p

Lowest transfer price per share:	180p

Following the above transfer, Vodafone holds 5,129,557,960 of its ordinary shares in treasury and has 53,123,206,781 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 January 2008

Number of ordinary shares transferred:	72,817

Highest transfer price per share:	186.3p

Lowest transfer price per share:	178.5p

Following the above transfer, Vodafone holds 5,129,485,143 of its ordinary shares in treasury and has 53,123,291,486 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 January 2008

Number of ordinary shares transferred:	13,532

Highest transfer price per share:	173p

Lowest transfer price per share:	165.1p

Following the above transfer, Vodafone holds 5,129,471,611 of its ordinary shares in treasury and has 53,123,545,170 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 January 2008

Number of ordinary shares transferred:	176,742

Highest transfer price per share:	171.5p

Lowest transfer price per share:	171.5p

Following the above transfer, Vodafone holds 5,129,294,869 of its ordinary shares in treasury and has 53,123,757,241 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 58,253,052,110 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 5,129,294,869 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 53,123,757,241.  This figure (53,123,757,241) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 8, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary